Exhibit 99.2

S.R. BATLIBOI & CO. LLP
Chartered Accountants

2nd & 3rd Floor
Golf View Corporate Tower - B
Sector - 42, Sector Road
Gurugram - 122 002, Haryana, India
Tel : +91 124 681 6000

Auditor's Report on Quarterly Financial Results and Year to Date Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended.

To
Board of Directors of
Vedanta Limited

1. We have audited the accompanying statement of quarterly standalone Ind AS financial results of Vedanta Limited ('the Company') for the quarter and year ended March 31, 2019 ('the Statement'), attached herewith, being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended ('the Regulation'), read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016 ('the Circular'). The standalone Ind AS financial results for the quarter and year ended March 31, 2019 have been prepared on the basis of the standalone Ind AS financial results for the nine-month period ended December 31, 2018, the audited annual standalone Ind AS financial statements as at and for the year ended March 31, 2019, and the relevant requirements of the Regulation and the Circular, which are the responsibility of the Company's management and have been approved by the Board of Directors of the Company. Our responsibility is to express an opinion on these standalone financial results based on our review of the standalone Ind AS financial results for the nine-month period ended December 31, 2018 which was prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting, specified under Section 133 of the Companies Act 2013 read with relevant rules issued thereunder and other accounting principles generally accepted in India; our audit of the annual standalone Ind AS financial statements as at and for the year ended March 31, 2019; and the relevant requirements of the Regulation and the Circular.

2. We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement(s). An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

3. In our opinion and to the best of our information and according to the explanations given to us, , these quarterly standalone Ind AS financial results as well as the year to date results:

   i. are presented in accordance with the requirements of the Regulation read with the Circular, in this regard; and
   ii. give a true and fair view of the net profit including other comprehensive income and other financial information for the quarter and year ended March 31, 2019.

4. We did not audit the financial results and other financial information, in respect of an unincorporated joint venture not operated by the Company, whose Ind AS financial results include total assets of Rs 109 crore as at March 31, 2019. The Ind AS financial results and other financial information of the said unincorporated joint venture not operated by the Company have not been audited and such unaudited financial results and other unaudited financial information have been furnished to us by the management and our report on the Ind AS financial statements of the Company, in so far as it relates

S.R. BATLIBOI & CO. LLP
GURUGRAM

S.R. Batliboi & Co. LLP, a Limited Liability Partnership with LLP Identity No. AAB-4294
Regd. Office : 22, Camac Street, Block 'B', 3rd Floor, Kolkata-700 016

S.R. BATLIBOI & Co. LLP Chartered Accountants to the amounts and disclosures included in respect of the said unincorporated joint venture. is based solely on such unaudited information furnished to us by the management. Our opinion is not modified in respect of this matter. 5. Further. read with paragraph l above, we report that the figures for the quarter ended March 31, 2019 represent the derived figures between the audited figures in respect of the financial year ended March 31, 2019 and the published year-to-date figures up to December 31, 2018. being the date of the end of the third quarter of the current financial year. which were subjected to a limited review as stated in paragraph 1 above, as required under the Regulation and the Circular. For S.R. BATLIBOI & CO. LLP Chartered Accountants ICAI Firm Registration Number: 301003E/E300005 per Raj Agrawal Partner Member ship No.:82028 Mumbai May 07, 2019

S.R. BATLIBOI & CO. LLP
Chartered Accountants

2nd & 3rd Floor
Golf View Corporate Tower - B
Sector - 42, Sector Road
Gurugram - 122 002, Haryana, India
Tel : +91 124 681 6000

Auditor's Report on Quarterly Consolidated Financial Results and Year to Date Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended.

To
Board of Directors of
Vedanta Limited

1. We have audited the accompanying statement of quarterly consolidated Ind AS financial results of Vedanta Limited ('the Company') comprising its subsidiaries (together, 'the Group'), its associates and jointly controlled entities for the quarter and year ended March 31, 2019 ('the Statement'), attached herewith, being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended ('the Regulation'), read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016 ('the Circular'). The consolidated Ind AS financial results for the quarter and year ended March 31, 2019 have been prepared on the basis of the consolidated Ind AS financial results for the nine-month period ended December 31, 2018, the audited annual consolidated Ind AS financial statements as at and for the year ended March 31, 2019, and the relevant requirements of the Regulation and the Circular, which are the responsibility of the Company's management and have been approved by the Board of Directors of the Company. Our responsibility is to express an opinion on these consolidated Ind AS financial results based on our review of the consolidated Ind AS financial results for the nine-month period ended December 31, 2018 which was prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting, specified under Section 133 of the Companies Act 2013 read with relevant rules issued thereunder and other accounting principles generally accepted in India; our audit of the annual consolidated Ind AS financial statements as at and for the year ended March 31, 2019; and the relevant requirements of the Regulation and the Circular.

2. We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial results are free of material misstatement(s). An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

3. In our opinion and to the best of our information and according to the explanations given to us and based on the consideration of the reports of other auditors on separate financial statements and the other financial information of certain subsidiaries, associates and jointly controlled entities, these quarterly consolidated Ind AS financial results as well as the year to date results:

   i. includes the results of the entities as mentioned in Annexure 1;
   ii. are presented in accordance with the requirements of the Regulation read with the Circular, in this regard; and
   iii. give a true and fair view of the consolidated net profit and other comprehensive income and other financial information for the quarter and year ended March 31, 2019.

4. We did not audit the financial statements and other financial information, in respect of 14 subsidiaries, whose Ind AS financial statements include total assets of Rs 17,813 crore as at March 31, 2019, and total revenues of Rs. 2,637 and Rs. 7,066 crore for the quarter and year ended on that date respectively. These Ind AS financial statements and other financial information have been audited by other auditors, which financial statements, other financial information and auditor's reports have been furnished to us by the

S.R. Batliboi & Co. LLP, a Limited Liability Partnership with LLP Identity No. AAB-4294
Regd. Office : 22, Camac Street, Block 'B', 3rd Floor, Kolkata-700 016

S.R. BATLIBOI & Co. LLP Chartered Accountants management. The consolidated Ind AS financial results also include the Group’s share of net profit of Rs. Nil for the quarter and year ended March 31. 2019, as considered in the consolidated Ind AS financial results, in respect of 1 associate, whose financial statements and other financial information have been audited by other auditors and whose report has been furnished to us by the management. Our opinion, in so far as it relates to the balances and affairs of such subsidiaries and associate is based sole.ly on the report of other auditors. Our opinion is not modified in respect of this matter. Certain of these subsidiaries and associate are located outside India whose financial statements and other financial information have been prepared in accordance with accounting principles generally accepted in their respective countries and which have been audited by other auditors under generally accepted auditing standards applicable in their respective countries. The Company’s management has converted the financial statements of such subsidiaries and associate located outside India from accounting principles generally accepted in their respective countries to accounting principles generally accepted in India. We have audited these conversion adjustments made by the Company’s management. Our opinion in so far as it relates to the balances and affairs of such subsidiaries and associate located outside India is based on the reports of other auditors and the conversion adjustments prepared by the management of the Company and audited by us. 5. The accompanying consolidated Ind AS financial results include unaudited financial information in respect of 3 subsidiaries, whose financial statements and other financial information reflect total assets of Rs 2,899 crore as at March 31. 2019, and total revenues of Rs 182 crore and Rs 706 crore for the quarter and year ended on that date respectively. Such unaudited financial information have been furnished to us by the management. The consolidated Ind AS financial results also include the Group’s share of net profit of Rs. Nil for the quarter and year ended March 31. 2019, as considered in the consolidated Ind AS financia l results, in respect of 1 associate and 3 jointly controlled entities, whose financial statements and other financial information have not been audited and such unaudited financial statements and other unaudited financial information have been furnished to us by the management. Our opinion, in so far as it relates to the balances and affairs of these subsidia1ies, jointly controlled entities and associate, is based solely on such unaudited financial statements and other unaudited financial information. According to the information and explanations given to us by the Management. such unaudited financial information are not material to the Group. Our opinion is not modified in respect of this matter. 6. represent the derived figures between the audited figures in respect of the financial year ended March 31, 2019 and the published year-to-date figures up to December 3 1, 20 18. being the date of the end of the third quarter of the current financial year, which were subjected to a limited review as stated in paragraph 1 above, as required under the Regulation and the Circular. For S.R. BATLIBOI & CO. LLP Chartered Accountants ICAI Firm Registration Number: 301003E/E300005 per Raj Agrawal Partner Membership No.: 82028 Mumbai May 07, 2019

S.R. BATLIBOI & CO. LLP
Chartered Accountants

Annexure 1

List of subsidiaries/associates/ jointly controlled entities

Subsidiaries

S. No.	Name
1	Bharat Aluminium Company Limited (BALCO)
2	Copper Mines ofTasmania Pty Limited (CMT)
3	Fujairah Gold FZE
4	Hindustan Zinc Limited (HZL)
5	Monte Cello BV (MCBV)
6	Sesa Resources Limited (SRL)
7	Sesa Mining Corporation Limited
8	Thalanga Copper Mines Pty Limited (TCM)
9	MALCO Energy Limited (MEL)
10	Lakomasko B.V.
11	THL Zinc Ventures Limited
12	THL Zinc Limited
13	Sterlite (USA) Inc.
14	Talwandi Sabo Power Limited
15	THL Zinc Namibia Holdings (Pty) Limited (VNHL)
16	Skorpion Zinc (Pty) Limited (SZPL)
17	Namzinc (Pty) Limited (SZ)
18	Skorpion Mining Company (Pty) Limited (NZ)
19	Amica Guesthouse (Pty) Ltd
20	Rosh Pinah Healthcare (Pty) Ltd
21	Black Mountain Mining (Pty) Ltd
22	THL Zinc Holding BV
23	Vedanta Lisheen Holdings Limited (VLHL)
24	Vedanta Exploration Ireland Limited
25	Vedanta Lisheen Mining Limited (VLML)
26	Killoran Lisheen Mining Limited
27	Killoran Lisheen Finance Limited
28	Lisheen Milling Limited
29	Vizag General Cargo Berth Private Limited
30	Paradip Multi Cargo Berth Private Limited
31	Sterlite Ports Limited (SPL)
32	Maritime Ventures Private Limited
33	Goa Sea Port Private Limited
34	Bloom Fountain Limited (BFM)
35	Western Cluster Limited
36	Cairn India Holdings Limited
37	Cairn Energy Hydrocarbons Ltd
38	Cairn Exploration (No. 2) Limited
39	Cairn Energy Gujarat Block 1 Limited
40	Cairn Energy Discovery Limited
41	Cairn Energy India Pty Limited
42	CIG Mauritius Holdings Private Limited

S.R. BATLIBOI & CO. LLP GURUGRAM

S.R. BATLIBOI & CO. LLP
Chartered Accountants

S. No.	Name
43	CIG Mauritius Private Limited
44	Cairn Lanka Private Limited
45	Cairn South Africa Pty Limited
46	Vedanta ESOS Trust
47	Avanstrate (Japan) Inc. (ASI)
48	Avanstrate (Korea) Inc
49	Avanstrate (Taiwan) Inc
50	Vedanta Star Limited
51	Electrosteel Steels Limited
52	Twinstar Mauritius Holdings Limited
53	Twinstar Energy Holdings Limited
54	Sesa Sterlite Mauritius Holdings Limited
55	Lisheen Mine Partnership

Associates

S. No.	Name
1	RoshSkor Township (Proprietary) Limited
2	Gaurav Overseas Private Limited

Jointly controlled entities

S. No.	Name
1	Goa Maritime Private Limited
2	Rampia Coal mines and Energy Private limited
3	Madanpur South Coal Company Limited

S.R. Batliboi & Co. LLP
Gurugram